UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON D.C. 20549

FORM 11-K

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2002

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission file number 000-12477

RETIREMENT AND SAVINGS PLAN FOR AMGEN

MANUFACTURING, LIMITED

State Road 31, Kilometer 24.6, Juncos, Puerto Rico 00777

(Full title of the plan)

AMGEN INC.

(Name of issuer of the securities held)

One Amgen Center Drive, Thousand Oaks, California	91320-1799
(Address of principal executive offices)	(Zip Code)

The Retirement and Savings Plan for

Amgen Manufacturing, Limited

Financial Statements and

Supplemental Schedule

Years Ended December 31, 2002 and 2001

Report of Independent Auditors

Amgen Puerto Rico, Inc., as Named Fiduciary,

and the Plan Participants of the Retirement

and Savings Plan for Amgen Manufacturing, Limited

We have audited the accompanying statements of net assets available for benefits of The Retirement and Savings Plan for Amgen Manufacturing, Limited (the Plan) as of December 31, 2002 and 2001, and for the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2002 and 2001, and the changes in its net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2002, is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. This supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/    ERNST & YOUNG LLP

May 2, 2003

Stamp No. 1842913

affixed to

original of

this report.

The Retirement and Savings Plan for Amgen Manufacturing, Limited

Statements of Net Assets Available for Benefits

	December 31,
	2002	2001
Assets
Investments at fair value	$21,292,678	$22,073,758
Contribution receivable	136,579	89,540

Net assets available for benefits	$21,429,257	$22,163,298

See accompanying notes.

The Retirement and Savings Plan for Amgen Manufacturing, Limited

Statements of Changes in Net Assets Available for Benefits

	Years ended December 31
	2002	2001
Additions to net assets:
Employee contributions Employer contributions	$1,550,850 1,683,078	$1,575,554 1,376,942
Interest and dividend income	220,940	225,401

Total additions	3,454,868	3,177,897

Deductions from net assets:
Benefits paid	(629,254)	(782,784)
Realized/unrealized loss	(3,559,655)	(2,838,059)

Total deductions	(4,188,909)	(3,620,843)

Net decrease	(734,041)	(442,946)

Net assets available for benefits at beginning of year	22,163,298	22,606,244

Net assets available for benefits at end of year	$21,429,257	$22,163,298

See accompanying notes.

The Retirement and Savings Plan for Amgen Manufacturing, Limited

Notes To Financial Statements

December 31, 2002

1.    Description of the Plan

The following description of The Retirement and Savings Plan for Amgen Manufacturing, Limited (the Plan) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

General

The Plan was established effective May 1, 1992 (amended and restated effective April 1, 1996) as a defined contribution plan covering substantially all domestic employees of Amgen Puerto Rico, Inc. On January 1, 2002, Amgen Manufacturing, Limited (the Company) assumed the responsibilities of the work force of Amgen Puerto Rico, Inc. The Plan, as amended, is intended to qualify under sections 1165(a) and (e) of the Puerto Rico Internal Revenue Code of 1994, as amended (the PR Code), sections 401(a) and 401(k) of the Internal Revenue Code of 1986 (the US Code) (see Note 4 – “Income Tax Status”) and section 407(d)(3)(A) of the Employee Retirement Income Security Act of 1974 (ERISA). On January 1, 2002, the name of the Plan was changed from The Retirement and Savings Plan for Amgen Puerto Rico, Inc. as Amgen Manufacturing, Limited assumed the responsibilities of the work force of Amgen Puerto Rico, Inc.

Contributions

During 2002 and 2001, participants could elect to contribute up to 10%, of their pretax annual compensation (up to a maximum contribution of $8,000). Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans.

Each pay period, the Company makes a contribution of 100% of the first 5% of eligible compensation contributed by the employee (Matching contribution). In addition, the Company supplements the Matching contribution for all eligible employees, whether or not they have elected to make contributions to the Plan, with a contribution equal to 3% of each eligible employee’s compensation (Core contribution).

Participants select the funds in which their contributions are to be invested, electing among various investment alternatives. Participants may elect for their contributions to be invested in more than one fund; however, no more than 50% of their total contributions may be invested in the Amgen Inc. Stock Fund. Participants may change their investment options at any time.

The Retirement and Savings Plan for Amgen Manufacturing, Limited

Notes To Financial Statements—(continued)

1.    Description of the Plan (continued)

Vesting

Participants are immediately vested with respect to their individual contributions and earnings thereon. Participants become vested in their allocated Company Matching contributions and related earnings at a rate of 25% per year for each of their first four years of service completed.

The Company’s Core contributions and related earnings become 100% vested upon completion of five years of service, with no partial vesting. Generally, employees must work a minimum of 1,000 hours within a Plan year to receive vesting for that year of service. Company contributions become fully vested upon attainment of normal retirement age, disability, or death.

Participant Accounts

Each participant’s account is credited with the participant’s contributions and an allocation of (a) Company contributions and (b) Plan earnings and losses. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s account. Forfeited balances of terminated participants’ nonvested accounts during 2002 and 2001 were used to reduce future Company contributions.

Payment of Benefits

Upon termination of service due to death, disability (as defined by the Plan) or retirement, a participant may elect to receive an amount equal to the value of the participant’s vested account balance in either a lump-sum payment in cash and/or full shares of the Company’s common stock. The number of shares of Company common stock to be paid is based on the quoted market value of such stock on the date the Plan is valued following employee notification.

Certain restrictions apply to withdrawals of amounts from the Plan while a participant continues to be employed by the Company.

Participant Loans

Subject to the Company’s approval, participants can generally obtain a loan from their account up to the lesser of an amount equal to 50% of the participant’s vested account balance or $50,000, less any outstanding loans. The loans bear interest at average borrowing rates of certain major banks (ranging from 7.68% to 11.38%) and are generally payable in installments over periods ranging from one to five years. Principal and interest payments are allocated to the participant’s account.

Plan Termination

While the Company established the plan with the expectation that it will continue indefinitely, the Company has the right under the Plan to terminate the Plan subject to the provisions of ERISA.

Trustee

Banco Santander acts as the Plan’s trustee.

The Retirement and Savings Plan for Amgen Manufacturing, Limited

Notes To Financial Statements—(continued)

2.    Summary of Significant Accounting Policies

Basis of Accounting

The financial statements have been prepared on the accrual basis of accounting.

Investment Income and Losses

Dividend income is recognized on the ex-dividend date and interest income is recorded on an accrual basis. Unrealized gains and losses on investments are measured by the change in the difference between the fair value and cost of the securities held at the beginning and end of the period. Realized gains and losses from security transactions are recorded based on the weighted-average cost of securities sold.

Investment Valuation

Investments in mutual funds and Amgen Inc. common stock are valued at current market values determined through reference to public market information on the last business day of the Plan year. Participant loans are valued at their outstanding balances, which approximate fair value.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

3.	Investments

The fair value of individual investments that represent 5% or more of the Plan’s net assets are as follows:

	December 31
	2002	2001
Amgen Inc. Common Stock	$9,542,266	$10,512,940
Fidelity Magellan Fund	2,693,672	3,014,112
Fidelity Spartan U.S. Equity Index	1,592,417	1,883,289
Fidelity OTC Portfolio	1,410,080	1,624,104
Fidelity Growth and Income Portfolio	1,129,172	1,200,860

	$16,367,607	$18,235,305

The Retirement and Savings Plan for Amgen Manufacturing, Limited

Notes To Financial Statements—(continued)

3.    Investments (continued)

During 2002 and 2001, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) depreciated in value as follows:

	Year ended December 31
	2002	2001
Amgen Inc. Common Stock	$(1,469,185)	$(1,360,466)
Mutual funds	(2,090,470)	(1,477,593)

	$(3,559,655)	$(2,838,059)

4.    Income Tax Status

In June 1997, the Company received a determination letter from the Puerto Rico Treasury Department, stating that the Plan is qualified, in form, under the PR Code and, therefore, the related trust forming a part of the Plan is exempt from taxation. Once qualified, the Plan is required to operate in conformity with the PR Code to maintain its qualification. The Company received a determination letter from the Internal Revenue Service (the IRS) dated April 25, 2000 stating that the Plan is qualified under the US Code. The Company believes the Plan was being operated in compliance with the applicable requirements of the PR Code and the US Code, except for the timely adoption of certain amendments. During 2002, the Plan did not adopt amendments to comply with the Economic Growth and Tax Relief Reconciliation Act of 2001 (the EGTRRA) within the period specified by the IRS. In order to correct this event of noncompliance, the Plan sponsor will submit an application under the Voluntary Compliance Program (the VCP) of the Employee Plans Compliance Resolution System in accordance with the procedures set forth in Revenue Procedure 2003-44. The Plan sponsor will take such corrective action as may be required in connection with the VCP filing to maintain the Plan’s qualified tax-exempt status, including adoption of a good faith EGTRRA amendment within the time period specified in the compliance statement issued by the IRS.

5.    Services Provided by the Company

The Company provides certain administrative and record keeping services for the Plan at no cost to the Plan participants. In addition, the Company has paid the trustee fees and other related costs on behalf of the Plan.

Supplemental Schedule

The Retirement and Savings Plan for Amgen Manufacturing, Limited

EIN: 98-0210484 Plan: 35322

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

December 31, 2002

	Description of	Current
Identity of Issue	Investment	Value

Amgen Inc. Stock Fund*	Common stock 146,197 shares	$9,542,266

Fidelity Magellan Fund	Mutual fund 34,114 shares	2,693,672

Fidelity Growth and Income Portfolio	Mutual fund 37,254 shares	1,129,172

Fidelity Retirement Money Market Portfolio	Money market portfolio	573,668

Fidelity Overseas Fund	Mutual fund 24,083 shares	529,835

Fidelity Spartan U.S. Equity Index	Mutual fund 51,121 shares	1,592,417

Fidelity Short-Term Bond	Mutual fund 107,028 shares	962,178

Fidelity OTC Portfolio	Mutual fund 58,974 shares	1,410,080

Fidelity Asset Manager	Mutual fund 11,378 shares	184,620

Fidelity Asset Manager: Growth	Mutual fund 32,482 shares	388,811

Fidelity Asset Manager: Income	Mutual fund 19,431 shares	211,020

Fidelity U.S. Bond Index Portfolio	Mutual fund 26,768 shares	300,869

Fidelity Contrafund	Mutual fund 12,158 shares	469,289

Participant loans*	Interest rates from 7.68 % to 11.38%	1,304,781

		$21,292,678

*	Party-in-interest

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Retirement and Savings Plan for Amgen Manufacturing, Limited
(Name of Plan)

Date: 6/30/03	By:	/s/ Richard D. Nanula
Richard D. Nanula
Chief Financial Officer
Amgen Manufacturing, Limited

The Retirement and Savings Plan for Amgen Manufacturing, Limited

Index to Exhibit

Consent of Ernst & Young LLP, Independent Auditors                                                                                              Exhibit 23